ICF INTERNATIONAL, INC.

9300 LEE HIGHWAY

FAIRFAX, VA 22031

(703) 934-3000

September 25, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Karen J. Garnett, Assistant Director
Paul Fischer, Attorney-Advisor

Re:	Acceleration Request
ICF International, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-134018

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Daylight Time on September 27, 2006, or as soon as practicable thereafter.

In connection with the request by the Company for acceleration, the Company acknowledges that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ICF INTERNATIONAL, INC.

By:	/s/ Sudhakar Kesavan
Sudhakar Kesavan,
President

cc:	James J. Maiwurm, Esq.